Loeb & Loeb LLP 901 New York Avenue, N.W. Washington, D.C. 20001 345 Park Avenue New York, NY 10154	Main Fax Main Fax	202.618.5000 202.217.2554 212.407.4000 212.407.4990

February 14, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tayyaba Shafique
Li Xiao
Nicholas O’Leary
Conlon Danberg

Re:	Pitanium Limited
Draft Registration Statement on Form F-1
Submitted February 3, 2025
CIK No. 0002046573

Dear Messrs. Shafique, Xiao, O’Leary, and Danberg:

On behalf of our client, Pitanium Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated February 11, 2025 (the “Staff’s Letter”) regarding the Company’s the Amendment No. 2 to the Draft Registration Statement on Form F-1 (the “DRS”). Contemporaneously, we are filing a public filing on Form F-1.

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”), we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Draft Registration Statement on Form F-1 submitted February 3, 2025

General

1. Please file your exhibits in proper text-searchable format, including exhibits 10.11 and 10.12. Refer to Item 301 of Regulation S-T

Response: The Company notes the Staff’s comment and has filed the exhibits in proper text-searchable format, including exhibits 10.11 and 10.12 in the Exhibit Index to the public filing on Form F-1.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission February 14, 2025 Page 2

Please call me at 212-407-4089 or Norly Jean-Charles at 212-407-4271 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Andrei Sirabionian, Esq.
Andrei Sirabionian, Esq.
Partner

cc: Yuen Yi Young, Chairwoman and Director of Pitanium Limited